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                                                                  EXHIBIT (c)(1)

                 [BANK OF AMERICA SECURITIES, LLC LETTERHEAD]



                                                                  April 5, 2001

Special Committee of Disinterested Directors
Berlitz International Inc.
400 Alexander Park
Princeton, NJ 08540-6305

Members of the Special Committee of Disinterested Directors:

     You have requested our opinion as to the fairness, from a financial point of view, to holders of the common stock, par value $.10 per share (the "Shares"), of Berlitz International, Inc ("Berlitz"), other than Benesse Corporation ("Parent"), Benesse Holdings International, Inc. ("Purchaser") and Mr. Soichiro Fukutake, of the cash consideration to be received by such holders in connection with the Offer (as defined below) by Parent and Purchaser for all of the outstanding Shares, other than Shares held by Parent, Purchaser or Mr. Fukutake, and the subsequent Share Exchange (as defined below), each of which will be effected in accordance with the terms and conditions set forth in Stipulation of Settlement referred to below and the Offer to Purchase to be mailed to the holders of Shares in connection with the Offer (the "Offer to Purchase") and the related documents (collectively, the "Offer Documents").

     We understand that Purchaser will commence a tender offer (the "Offer") for all of the outstanding Shares, other than Shares held by Parent, Purchaser or Mr. Fukutake, at a purchase price of $14.50 per Share, net to the seller in cash. The Offer will be conditioned upon, among other things, there having been validly tendered and not properly withdrawn prior to the expiration of the Offer such number of Shares which, when added to the Shares already owned by Parent, Purchaser and Mr. Fukutake, will equal at least 90% of the total number of outstanding Shares (the "Minimum Condition"). Pursuant to the Stipulation and Agreement of Compromise and Settlement among Wechsler Harwood Halebian & Feffer LLP, Goodkind Labaton Rudoff & Sucharow LLP and Coudert Brothers, counsel to Parent and Purchaser, dated April 4, 2001 and to be filed as soon as practicable thereafter with the Supreme Court of the State of New York, County of New York (the "Stipulation of Settlement"), Purchaser has agreed not to waive the Minimum Condition and to extend the Offer for an aggregate period of at least 5 business days beyond the scheduled initial expiration date of the Offer if, as of such date, the Minimum Condition has not been satisfied and the number of Shares validly tendered and not properly withdrawn pursuant to the Offer is equal to at least a majority of the outstanding Shares (other than Shares held by Parent, Purchaser or Mr. Fukutake). Pursuant to the Stipulation of Settlement, Purchaser has also agreed that, within five business days following the acceptance of Shares for purchase in the Offer, Purchaser will adopt a plan of exchange (the "Share Exchange") and will mail a copy of such plan of exchange or an outline thereof to all holders of Shares, other than Parent, Purchaser or Mr. Fukutake, in accordance with the requirements of
Section 913(g) of the New York Business Corporation Law. Immediately upon the expiration of the required 30-day notice period, Purchaser will sign, verify and deliver a certificate of exchange to the New York Department of State in accordance with Section 913(g) of the New York Corporation Law. Pursuant to the Share Exchange, any holder whose Shares were not purchased in the Offer (other than Shares to which dissenters' rights have been perfected) will receive, in exchange for its Shares, $14.50 per Share.

     For purposes of the opinion set forth herein, we have:

     (i) reviewed certain publicly available financial statements and other business and financial information of Berlitz;

     (ii) reviewed certain internal financial statements and other financial and operating data concerning Berlitz;

     (iii) analyzed certain financial forecasts prepared by the management of Berlitz;

     (iv) discussed the past and current operations, financial condition and prospects of Berlitz with senior executives of Berlitz;
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     (v)  reviewed the reported prices and trading activity for the Shares;

     (vi) compared the financial performance of Berlitz and the prices and trading activity of the Shares with those of certain other publicly traded companies we deemed relevant;

    (vii) compared the financial terms of the Offer and the Share Exchange to financial terms, to the extent publicly available, of certain other transactions we deemed relevant;

   (viii) participated in discussions and negotiations among representatives of Berlitz, Parent and Purchaser and their financial and legal advisors;

     (ix) reviewed the Stipulation of Settlement;

     (x) reviewed drafts dated April 5, 2001 of the Offer Documents and the draft dated April 5, 2001 of the Solicitation/Recommendation Statement of Berlitz on Schedule 14D-9 (the "Schedule 14D-9"); and

     (xi) performed such other analyses and considered such other factors as we have deemed appropriate.

     We have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information reviewed by us for the purposes of this opinion. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the future financial performance of Berlitz. We have not made any independent valuation or appraisal of the assets or liabilities of Berlitz, nor have we been furnished with any such appraisals.

     In rendering our opinion, we have assumed that the Offer and the Share Exchange will be consummated on the terms described in the Stipulation of Settlement and the draft of the Offer Documents reviewed by us. We have also assumed that the definitive Offer Documents will not differ in any material respect from the drafts thereof reviewed by us. We were not requested to and did not solicit any expressions of interest from any other parties with respect to the acquisition of all or any part of Berlitz.

     We have acted as financial advisor to the Special Committee of Disinterested Directors of the Board of Directors in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Offer and the Share Exchange or the delivery of this opinion. In the past, Banc of America Securities LLC or its affiliates have provided financial advisory and financing services to Berlitz and has received customary fees for rendering such services. Bank of America is the agent for a $25 million revolving credit facility for Berlitz. In the ordinary course of our businesses, we and our affiliates may actively trade the equity securities of Berlitz or Parent for our own accounts or for the accounts of customers and, accordingly, we or our affiliates may at any time hold long or short positions in such securities.

     It is understood that this letter is for the benefit and use of the Special Committee in connection with and for purposes of its evaluation of the Offer and the Share Exchange. This opinion may not be disclosed, reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose, except with our prior written consent in each instance. However, this opinion may be included in its entirety in the Offer to Purchase or the
Schedule 14D-9, so long as this opinion is reproduced in such documents in full and any description of or reference to us or summary of this opinion and our related analyses in such documents is in a form reasonably acceptable to us and our counsel. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and we do not have any obligation to update, revise, or reaffirm this opinion. In addition, we express no opinion or recommendation as to whether or not holders should tender their Shares pursuant to the Offer.

     Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the cash consideration to be received by the holders of Shares, other than Parent, Purchaser and Mr. Fukutake, pursuant to the Offer and the Share Exchange is fair from a financial point of view to such holders.


                                    Very truly yours,

                                    /s/ Banc of America Securities, LLC